Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated April 14, 2025 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
2SEVENTY BIO, INC.
at
$5.00 Net Per Share
by
DAYBREAK MERGER SUB INC.
a wholly owned subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation (“2seventy bio”), at a purchase price of $5.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among 2seventy bio, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
NEW YORK CITY TIME, ON MAY 12, 2025 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.
The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into 2seventy bio (the “Merger”), with 2seventy bio continuing as the surviving corporation whereby each Share (except as otherwise provided in the Merger Agreement) not owned directly or indirectly by Parent, Purchaser or 2seventy bio will be converted into the right to receive the Offer Price, in cash, without interest , subject to applicable withholding of taxes. At the effective time of the Merger (being such date and at such time as a certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each outstanding Share (other than (i) Shares held by 2seventy bio or held in 2seventy bio’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (collectively, the “Excluded Shares”)) will be automatically cancelled and will cease to exist, and each non-certificated share represented by book entry (other than Excluded Shares) will be converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes.
The board of directors of 2seventy bio (the “2seventy bio Board of Directors”), at a meeting duly called and held, unanimously (a) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”); (b) determined that the Transactions, including the Offer and the Merger, are fair to in the best interests of 2seventy bio and its stockholders; (c) determined that the Merger will be effected under Section 251(h) of the DGCL; and (d) resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, these stockholders have beneficial ownership of approximately 5.3% of the outstanding Shares as of March 10, 2025. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements. Pursuant to the Tender and Support Agreements, each of these directors and executive officers has agreed (solely in their capacity as stockholders of 2seventy bio), among other things, to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer.
On the date of the Offer to Purchase, 2seventy bio will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to stockholders of 2seventy bio with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the 2seventy bio Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of 2seventy bio are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares unless (the following conditions, the “Offer Conditions”): (a) the number of Shares validly tendered and not validly withdrawn at or prior to the Expiration Time, considered together with all other Shares (if any) beneficially owned by Parent or any of its controlled affiliates (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (b) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been received or shall have terminated or expired, as the case may be and (ii) any agreement with a Governmental Entity (as defined in the Merger Agreement) entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated (the “Governmental Consents Condition”); (c) the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”); (d) no temporary restraining order, preliminary or permanent injunction or other Order (as defined in the Merger Agreement) preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Entity of competent jurisdiction that is in effect at the Expiration Time, and there shall be no law that is in effect at the Expiration Time enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal (the “Regulatory Condition”); (e) (i) the representations and warranties of 2seventy bio set forth in Section 4.1(a) and the first sentence of Section 4.1(b) (Organization and Good Standing; Subsidiaries), Section 4.19 (Authority; Binding Nature of Agreement), Section 4.23 (Opinion of Financial Advisor), Section 4.24 (Brokers) and Section 4.25 (Section 203 of the DGCL) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of 2seventy bio set forth in clauses (a), (d) and (e) of Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies; (iii) the representations and warranties of 2seventy bio set forth in clause (b) of Section 4.5 (Absence of Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time and (iv) the other representations and warranties of 2seventy bio set forth in Article 4 of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); (f) 2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by it prior to the Expiration Time under the Merger Agreement; (g) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect; and (h) 2seventy bio shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of 2seventy bio by an executive officer of 2seventy bio to the effect that the conditions set forth in the foregoing clauses (e), (f) and (g) have been satisfied as of immediately prior to the Expiration Time. These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.
Parent and Purchaser expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that 2seventy bio’s prior written approval is required for Parent or Purchaser to:
•
amend, modify or waive the Minimum Condition, the Governmental Consents Condition or the Regulatory Condition (solely with respect to the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation Laws or orders) or the Termination Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;
•	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;
•
extend or otherwise change the Expiration Time (except to the extent required pursuant to the terms of the Merger Agreement) or terminate or withdraw the Offer (except upon a valid termination of the Merger Agreement);

•	change the form of consideration payable in the Offer;
•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 15—“Conditions to the Offer”;
•
amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL; or
•	provide any “subsequent offering period” (or any extension of such period) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, or may in its discretion extend the Offer. Specifically, the Merger Agreement provides that:
•
if on the then scheduled Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement (other than those conditions that by their terms are to be satisfied at the expiration of the Offer), then Purchaser may or, upon 2seventy bio’s written request, Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by 2seventy bio and Parent) in order to permit the satisfaction of such Offer Conditions; and

•	Purchaser will extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.
However, Purchaser is not required to extend the Offer (i) for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied; or (ii) to a date later than the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as September 10, 2025, or as late as March 10, 2026, in the event the End Date has been extended as provided in the Merger Agreement).
Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), to return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.
In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. However, you may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after June 13, 2025, which is 60 days from the date of the commencement of the Offer.
For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.
Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.
In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed summary of the material U.S. federal income tax consequences of the sale of Shares in the Offer.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
2seventy bio has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on 2seventy bio’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, New York 10022

Stockholders may call:
(877) 800-5186 (toll-free from the U.S. and Canada)
or +1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect:
(212) 750-5833
April 14, 2025